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SEC Mail Processing Section
MAR 06 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richard D Schubert, INc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E Saginaw Ste 505
(No. and Street)

East Lansing (City) Michigan (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D Schubert 517-332-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West (Address) Southfield (City) Michigan (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D Schubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard D Schubert, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard D. Schubert
Signature

President
Title

Notary Public

DAVID GARCIA
NOTARY PUBLIC, STATE OF MI
COUNTY OF CLINTON
MY COMMISSION EXPIRES Jul 9, 2019
ACTING IN COUNTY OF Ingham

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard D. Schubert, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Richard D. Schubert, Inc.
P.O. Box 1796
East Lansing, MI 48826-1796

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Richard D. Schubert, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Richard D. Schubert, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard D. Schubert, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Richard D. Schubert, Inc. financial statements. Supplemental Information is the responsibility of Richard D. Schubert, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Richard D. Schubert, Inc.
Statement of Financial Condition
As of December 31, 2016

Assets

CURRENT ASSETS		
Marketable Securities	$	221,985.35
Accounts Receivable - Commissions		26,000.00
Total Current Assets		247,985.35
PROPERTY AND EQUIPMENT		
Vehicles		45,028.81
Accumulated Depreciation - Vehicles		(28,524.40)
Net Property and Equipment		16,504.41
TOTAL ASSETS	$	264,489.76

Liabilities and Equity

CURRENT LIABILITIES		
Accounts Payable	$	921.51
FUTA Payable		42.00
SUTA Payable		70.60
Total Current Liabilities		1,034.11
Total Liabilities		1,034.11
STOCKHOLDERS' EQUITY		
Capital Stock		5,000.00
Retained Earnings		258,455.65
Total Stockholders' Equity		263,455.65
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	264,489.76

Richard D. Schubert, Inc.
Statement of Income
For the 12 Months Ended December 31, 2016

	12 Months Ended December 31, 2016
Sales	
Commissions - Insurance Var Contracts	$ 153,413.63
Commissions - Invest Co Shares	266,685.20
Total Sales	420,098.83
Gross Profit	420,098.83
Operating Expenses	
Auto Expense	5,582.82
Broker Dealer Fees	1,760.00
Dues & Subscriptions	340.27
Legal & Accounting	7,600.00
Postage	275.00
Rent	7,392.00
Salaries	50,000.00
Taxes - Payroll	3,937.20
Taxes - Other	25.00
Telephone	601.74
Travel - Entertainment	5,986.75
Travel - Meetings & Seminars	8,698.25
Depreciation Expense	4,502.88
Total Operating Expenses	96,701.91
Operating Income (Loss)	323,396.92
Other Income (Expense)	
Interest Income	163.89
Total Other Income (Expense)	163.89
Net Income (Loss) Before Taxes	323,560.81
Net Income (Loss)	$ 323,560.81

See accountant's audit report

Richard D. Schubert, Inc.
Statement of Cash Flows
For the 12 Months Ended December 31, 2016

	For the Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 323,560.81
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	4,502.88
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	14,000.00
Other	563.32
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	921.51
Accrued Liabilities	4.00
Total Adjustments	19,991.71
Net Cash Provided By (Used in) Operating Activities	343,552.52
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid	(200,000.00)
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(200,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	143,552.52
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	78,432.83
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 221,985.35

Richard D. Schubert, Inc.
Statement of Retained Earnings
For the 12 Months Ended December 31, 2016

		12 Months Ended December 31, 2016
RETAINED EARNINGS BEGINNING OF PERIOD	$	134,894.84
Plus: Net Income		323,560.81
Less: Dividends Paid		(200,000.00)
RETAINED EARNINGS END OF PERIOD	$	258,455.65

RICHARD SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Richard D. Schubert, Inc. (the Company) was incorporated in the State of Michigan effective July 26, 1974 and subsequently elected "S" Corporation status for federal income tax purposes effective January 1, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in East Lansing, MI. is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)1, which provides that the firm will engage in limited business activities such as dealing in investment company shares.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment companies with which it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective January 1, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and investment company shares.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2016, or in the procedures followed in making the periodic computation required. At December 31, 2016, the Company had net capital of $216,512 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net

capital was .10 to 1 at December 31, 2016. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares by promptly transmitting all customer funds to the investment company.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Richard d. Schubert, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RETAINED EARNINGS

During the year, the shareholder received distributions of $200,000, which is not recognized as an expense of the corporation. The amount is treated as a return of capital.

NOTE G – RENT

The Company leases office space from the First National Bank. The amount of rent under this arrangement in December 31, 2016 was $7,392.00 for the year.

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE H – PROPERTY AND EQUIPMENT

	Estimated Useful Life		
Automobile	5 years	$	45,028.81
Furniture and equipment	3 – 7 years		0
Leasehold improvements	7 years		0
			45,028.81
Less – accumulated depreciation			(28,524.40)
Total		$	16,504.41

The depreciation expense for the year was $4,502.88.

Richard D. Schubert, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 263,455
Non-Allowable Assets		
Accounts Receivable – Commissions	$ 26,000	
Property and Equipment	16,504	
Total Non-Allowable Assets		$ 42,504
Haircuts on Securities Positions		
Securities Haircuts	$ 4,440	
Total Haircuts on Securities Positions		$ 4,440
Net Allowable Capital		$ 216,511

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 69
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	211,511

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,034
Percentage of Aggregate Indebtedness to Net Capital	.48 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 216,511
Adjustments	
Increase (Decrease) in Equity	00
(Increase) Decrease in Non-Allowable Assets	00
(Increase) Decrease in Securities Haircuts	00
Net Capital per Audit	$ 216,511
Reconciled Difference	00

Richard D. Schubert, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $216,511 which was $211,511 in excess of its required net capital of $5,000. The Company's net capital ratio was 99.9. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through the various mutual funds

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Richard D. Schubert, Inc.
P.O. Box 1796
East Lansing, MI. 48826-1796

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Richard D. Schubert, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Richard D. Schubert, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Richard D. Schubert, Inc.'s management is responsible for Richard D. Schubert, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.
2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.
3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Richard D. Schubert, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017